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                     June 30, 2022

       Glenn Laken
       Chief Executive Officer
       CMG Holdings Group, Inc.
       2130 North Lincoln Park West 8N
       Chicago, Illinois 60614

                                                        Re: CMG Holdings Group,
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed March 31,
2022
                                                            File No. 0-51770

       Dear Mr. Laken:

               We issued comments to you on the above captioned filing on May 18, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by July 14, 2022.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Ta Tanisha Meadows at (202) 551-3322 or Joel Parker at (202) 551-3651
       with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services